May 10, 2021

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	Data Storage Corporation
Registration Statement on Form S-1, as amended
File No: 333-253056 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Data Storage Corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-253056), to become effective on Thursday, May 13, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes Leslie Marlow and/or Hank Gracin of Gracin & Marlow, LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457, or Mr. Gracin at (561) 926-7995 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Data Storage Corporation

By:	/s/ Charles M. Piluso
	Name:	Charles M. Piluso
	Title:	Chief Executive Officer

cc:   Leslie Marlow, Gracin & Marlow, LLP

Hank Gracin, Gracin & Marlow, LLP